

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2022

Oren Elkayam
Chief Executive Officer
Mobilicom Ltd
1 Rakefet Street
Shoham, Israel 6083705

> **Re: Mobilicom Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 14, 2022**
> **CIK No. 0001898643**

Dear Mr. Elkayam:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form F-1 filed January 14, 2022

Risk Factors, page 11

1. Please revise to add a risk factor regarding the limitations in the deposit agreement that are discussed on page 79.

Dilution, page 36

2. Please disclose how the numbers and percentages in the table on page 37 would change assuming the exercise of all outstanding options.

Impact of the Continuing COVID-19 Pandemic, page 42

3. Please revise to clarify whether the matters discussed in the second and third paragraphs of this section are continuing. Also revise to explain in more specific detail how these

matters are reflected or will be reflected in your results of operations, quantifying the disclosure to the extent possible.

Changes to Our Share Capital, page 67

4.   Please update the disclosure in this section so that it is as of the date of the document. See Item 10.A to Form 20-F.

Significant accounting policies
Foreign currency translation, page F-15

5.   We note your disclosure that "translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss." Please expand your disclosure to describe your accounting for non-monetary items, if material.

Item 7. Recent Sales of Unregistered Securities, page II-2

6.   The disclosure here does not appear to include all transactions during the past three years. As examples, we note the transactions mentioned on pages F-34 and F-53. Please revise.

Signatures, page II-5

7.   The title next to Mr. Segal's intended signature indicates he is your chief executive officer, contrary to your disclosure on page 59. Please reconcile.

Exhibits

8.   Please file as an exhibit the lock-up agreement referenced on page 81.

     You may contact Charles Eastman at (202) 551-3794 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Greg Sichenzia